Exhibit 6.2
ASSIGNMENT

WHEREAS, we, Scott Taub, (hereinafter referred to as Assignor(s)), residing at 13428 Maxella Avenue #144, Marina del Rey, California 90292; Allan Jones, (hereinafter referred to as Assignor(s)), residing at 116 Sugarland Run Drive, Sterling Virginia 20164, Keith Larick, (hereinafter referred to as Assignor(s)) 842 Shoreside Drive, Sacramento California 95831 and William Varney, 7213 Canyon Hill Way, San Diego, California 92126(hereinafter referred to as Assignor(s)), have invented new and useful improvements in:

EDUCATIONAL ANALYTICS PLATFORM AND METHOD THEREOF

which is set forth in a PCT patent application filed with the United States Patent and Trademark Office on May 25, 2022, having a PCT Application Serial No. PCT/US2022/030873  , and assigned an attorney docket number of: 159885-00003.

AND WHEREAS, Emaginos, Inc. (Hereinafter referred to as Assignee), of 13428 Maxella Avenue #144, Marina del Rey, California 90292, is desirous of acquiring the entire right, title and interest in and to said invention and said application for Letters Patent of the United States, and in and to any Letters Patent or Patents, United States or foreign, to be obtained therefor and thereon:

NOW, THEREFORE, be it known by all whom it may concern, that for and in consideration of One Dollar ($1.00) and other good and valuable consideration, the receipt of which is hereby acknowledged, the Assignor(s) have assigned, sold and set over, and by these presents assign, sell and set over unto the Assignee, its successors, legal representatives and assigns, for the territory of the United States of America and all foreign countries, the entire right, title and interest in and to said invention, said application for Letters Patent, including the right to file foreign patent applications corresponding to said application, and the right to claim the priority date of said United States patent application and any legal equivalents thereof, and any and all Letters Patent or Patents in the United States of America and all foreign countries which may be granted therefor and thereon, and to any and all divisions, continuations, and continuations-in-part of said application, or re-issues or extensions of said Letters Patent or Patents prepared and executed by Assignor(s) on even date herewith, the same to be held and enjoyed by the Assignee, as fully and entirely as the same would have been held by the Assignor(s) had this Assignment and sale not been made.

AND the Assignor(s) hereby covenants and agrees that the Assignor(s) will at any time upon the request and at the expense of the Assignee execute and deliver any and all papers and do all lawful acts that may be necessary or desirable to perfect the title to said invention and to obtain Letters Patent therefor, and the Assignor(s) hereby authorizes and requests the Commissioner of Patents to issue said Letters Patent to the said Assignee in accordance with this Agreement.

[SIGNATURES APPEAR ON NEXT PAGE]

/s/ Scott Taub	Date:	March 25, 2022
Scott Taub

/s/ Allan Jones	Date:	March 25, 2022
Allan Jones

/s/ Keith Larick	Date:	March 25, 2022
Keith Larick

/s/ William Varney	Date:	March 25, 2022
William Varney

Please address all correspondence and telephone calls and, upon recordation, please return this document to:

Gregory D. DeGrazia
Miller, Canfield, Paddock & Stone PLC 150 W. Jefferson Ave., Ste. 2500
Detroit, Ml 48226
(313) 496-7656

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